May 4, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (740) 622-5389

Preston W. Bair
Chief Financial Officer
Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812

Re:	Home Loan Financial Corporation
      Form 10-KSB for the period ended June 30, 2004
	File No.  000-23927

Dear Mr. Bair:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Annual Report

Report of Independent Registered Public Accounting Firm - page 21

1. Please amend your June 30, 2004 Form 10-KSB to include a signed audit opinion. Please refer to Item 2.02 (a)(2) of Regulation S-X.

2. Additionally, please re-submit Exhibit 23 - Consent of
Independent
Public Accounting Firm, Exhibit 31 - Certification Pursuant to
Section 302 of Sarbanes-Oxley Act of 2002 and Exhibit 32 - Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
with the amended Form 10-KSB.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3492 with any other questions.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Preston W. Bair, Chief Financial Officer
Home Loan Financial Corporation
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